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                             June 16, 2020

       Cindy Xiaofan Wang
       Chief Financial Officer and Executive Vice President
       Trip.com Group Ltd
       968 Jin Zhong Road
       Shanghai 200335
       People's Republic of China

                                                        Re: Trip.com Group Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2019
                                                            Filed April 9, 2020
                                                            File No. 001-33853
                                                            Form 6-K filed May
29, 2020
                                                            File No. 001-33853

       Dear Ms. Wang:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2019

       Operating and Financial Review and Prospects
       Results of Operations
       2019 compared to 2018, page 58

   1. Please revise your discussion to provide an analysis of the specific factors that impacted revenues and expenses.
For example, you discuss that revenues from your accommodation reservation business
increased due to your brands' extensive reach and provision of diversified
accommodation choices to prospective customers, and revenues from your transportation
ticketing business increased due to an increase in demands for international air tickets and ground
transportation tickets, but you do not provide an analysis as to why these factors caused
revenues to increase. Refer to Section III.B.4 of SEC Release No. 33-
 Cindy Xiaofan Wang
Trip.com Group Ltd
June 16, 2020
Page 2
         8350 for guidance.

         Please also provide a discussion of the extent to which changes in revenues are attributable to changes in prices or volume. Refer to Item 5.A of Form 20-F.
General

2. We note your disclosure in your Form 6-K filed on May 29, 2020, discussing the expected net revenue decrease in future periods due to the continued negative impact of COVID-19.
         In future filings, please discuss the impact of COVID-19 on other income statement financial measures, such as cost of revenue or net income, to provide additional context for investors. In this regard, a single financial measure, such as revenue, may be considered an incomplete picture of your results of operation or financial condition.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Jennifer Lopez-Molina at (202) 551-3792 with any other questions.



FirstName LastNameCindy Xiaofan Wang                          Sincerely,
Comapany NameTrip.com Group Ltd
                                                              Division of
Corporation Finance
June 16, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName